Filed Pursuant to Rule 424(b)(3)

Registration No. 333-291651

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated effective December 4, 2025)

Medicus Pharma Ltd.

Up to 2,680,000 Common Shares

This prospectus supplement amends and supplements the prospectus dated effective December 4, 2025, as supplemented or amended from time to time (the "Prospectus"), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-291651). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2025 (the "Form 8-K"). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on The Nasdaq Capital Market ("Nasdaq") under the symbol "MDCX". On  December 5, 2025, the last reported sales price of the common shares was $2.05.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 9 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

None of the Securities and Exchange Commission, any state securities commission or the securities commission of any Canadian province or territory has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 8, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2025

MEDICUS PHARMA LTD.
(Exact name of registrant as specified in its charter)

Ontario	001-42408	98-1778211
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

300 Conshohocken State Road, Suite 200
Conshohocken, Pennsylvania, United States 19428
(Address of principal executive offices) (ZIP Code)

Registrant’s telephone number, including area code: (610) 540-7515

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common shares, no par value	MDCX	NASDAQ Capital Market
Warrants, each exercisable for one common share at an exercise price of $4.64 per share	MDCXW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b -2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Warrant Inducement Agreement

On December 5, 2025, Medicus Pharma Ltd. (the "Company") entered into an inducement offer (the "Agreement") with a certain accredited and institutional holder (the "Holder") to exercise existing warrants to purchase up to 2,680,000 of the Company's common shares ("Common Shares") issued on July 14, 2025 at an amended exercise price of $1.92 per Common Share (the "Existing Warrants"). Pursuant to the Agreement, the Holder, upon exercise, will receive new unregistered warrants (the "New Warrants") to purchase up to 4,020,000 Common Shares upon the exercise of the New Warrants (the "New Warrant Shares"), pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended ("Securities Act").

The New Warrants, which will be issued in two series, each containing 50% of the New Warrants, will have an exercise price of $2.00 per Common Share, will be exercisable, if required, on or after the date that the shareholders of the Company vote to approve the issuance of all of the New Warrants and the Common Shares issuable upon the exercise thereof, or otherwise, will be exercisable immediately, and will expire on June 5, 2031. In addition, one of the series of New Warrants will contain a right for the Company to force the Holder to exercise such New Warrants, subject to certain conditions described in the New Warrants, in the event that the average VWAP of the Common Shares during any ten (10) Trading Day period shall equal or exceed $10.00. The exercise price and the number of New Warrant Shares issuable upon exercise of each New Warrant are subject to appropriate adjustments in the event of certain share dividends and distributions, share splits, share consolidations, reclassifications or similar events affecting the Common Shares. In addition, in certain circumstances, upon a fundamental transaction (as defined in the New Warrants), a holder of New Warrants will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the New Warrants immediately prior to the fundamental transaction. Additionally, as more fully described in the New Warrants, in the event of certain fundamental transactions, the holders of the New Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the New Warrants on the date of consummation of the transaction.

The closing is expected to take place on or about December 8, 2025, subject to satisfaction of customary closing conditions. Gross proceeds to the Company from the exercise of the Existing Warrants is expected to be approximately $5.1 million, prior to deducting any expenses and placement agent fees as further described below.

The Common Shares underlying the Existing Warrants are registered for resale under the Company's effective registration statement on Form S-1 (File No. 333-291651).

The Company has undertaken in the Agreement to file a registration statement on Form S-1 or Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") providing for the resale of the New Warrant Shares as soon as practicable, and in any event within sixty (60) calendar days of the date of the Agreement (the "Initial Filing Date), and to use commercially reasonable efforts to have such Registration Statement declared effective by the SEC on or prior to the sixtieth (60) calendar day after the Initial Filing Date. Pursuant to the Agreement, the Company will use commercially reasonable efforts to keep such Registration Statement effective at all times until the original holder of the New Warrants may sell its New Warrant Shares without volume or manner of sale limitation under Rule 144.

In connection with the transactions contemplated in the Agreement, the Company agreed to pay its exclusive financial advisor, Maxim Group LLC, a cash fee equal to 6.0% of the gross proceeds received by the Company in the transactions contemplated by the Agreement.

The foregoing descriptions of the New Warrants and Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the New Warrants and the Agreement, forms of which are attached to this Current Report on Form 8-K as Exhibits 4.1 and 4.2, and 10.1, respectively.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure regarding the Existing Warrants, New Warrants and the New Warrant Shares set forth under Item 1.01 is incorporated by reference into this Item 3.02. The Company expects to issue the New Warrants in reliance on the exemption from the registration requirements of the Securities Act, provided by Section 4(a)(2) under the Securities Act in a transaction not involving a public offering. Neither the New Warrants nor the New Warrant Shares have been registered under the Securities Act, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

In addition, pursuant to the previously disclosed Standby Equity Purchase Agreement (the "SEPA"), dated February 10, 2025, between Medicus Pharma Ltd. (the "Company") and YA II PN, Ltd. ("Yorkville"), the Company completed sales of its common shares (the "Common Shares") to Yorkville (collectively, the "SEPA Advances") as disclosed in the table below:

Date of Sale	Number of Common Shares	Price per share	Approximate Aggregate Consideration
October 28, 2025	250,000	$2.3760	$594,000
November 5, 2025	83,333	$2.2691	$189,091
November 5, 2025	14,659	$2.1825	$31,993
November 14, 2025	83,375	$2.2374	$186,543
November 14, 2025	4,526	$2.231	$10,098
November 20, 2025	33,333	$2.3423	$78,076
November 20, 2025	31,667	$2.2795	$72,185
November 28, 2025	66,667	$1.9462	$129,747
November 28, 2025	33,333	$1.9400	$64,666
December 4, 2025	33,333	$1.9587	$65,289
December 4, 2025	46,667	$1.6975	$79,217
Total	680,893	-	$1,500,905

The Company may cause Yorkville to purchase additional Common Shares under the SEPA from time to time, subject to the satisfaction or waiver of the conditions and limitations set forth in the SEPA. The Company has used part of the net proceeds from the SEPA Advances to prepay a portion of the debenture the Company has outstanding with Yorkville, as described in that certain Current Report on Form 8-K dated September 18, 2025. The Common Shares were issued and sold to Yorkville in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 4(a)(2) of the Securities Act. The Company is relying on this exemption from registration based in part on representations made by Yorkville in the SEPA. Yorkville may resell the Common Shares it has purchased from the Company under the SEPA from time to time pursuant to an effective registration statement which has been filed by the Company in accordance with its requirements under the SEPA for such purposes

This report shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
4.1	Form of Series C Warrant
4.2	Form of Series D Warrant
10.1	Form of Warrant Inducement Agreement
104.1	Cover Page Interactive Data File (embedded within the inline XBRL document).

Forward-Looking Statements

Certain information in this news release constitutes "forward-looking information" under applicable securities laws. "Forward-looking information" is defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the closing of the Company's issuance of the New Warrants and the timing thereof, any sales by the investor of Common Shares underlying the Existing Warrants or the New Warrants, the timing and effectiveness of the Registration Statement, whether the Shareholder Approval will be obtained, if required and any future sales of Common Shares under the SEPA to Yorkville. Forward-looking statements are often but not always, identified by the use of such terms as "may", "on track", "aim", "might", "will", "will likely result", "could," "designed," "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target", "potential" or the negative and/or inverse of such terms or other similar expressions. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's annual report on form 10-K for the year ended December 31, 2024 (the "Annual Report"), and in the Company's other public filings on EDGAR and SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEDICUS PHARMA LTD.

By:	/s/ Raza Bokhari
Name:	Dr. Raza Bokhari
Title:	Executive Chairman and Chief Executive Officer

Dated: December 8, 2025